

Mail Stop 3561

September 21, 2007

Mr. Ronald J. Tanski
Treasurer and Principal Financial Officer
National Fuel Gas Company
6363 Main Street
Williamsville, New York 14221

>   **RE: National Fuel Gas Company**
>   **Form 10-K for Fiscal Year Ended September 30, 2006**
>   **Filed December 8, 2006**
>   **File No. 1-3880**

Dear Mr. Tanski:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2006

Financial Statements and Supplementary Data, page 60

Consolidated Statements of Income and Earnings Reinvested in the Business, page 63

1. Please tell us why it is appropriate to recognize the gain on sale of oil and gas
    producing properties in income. Refer to Rule 4-10(c)(6)(i) of Regulation S-X.

Note A – Summary of Significant Accounting Policies, page 67

2. We understand that you hold investment interests in producing oil and gas wells
    that are not consolidated. Please disclose how you account for your partnerships,
    joint ventures and drilling arrangements related to oil and gas producing
    activities. Otherwise, advise as appropriate. Refer to Rule 4-10(c)(6)(iii) of
    Regulation S-X.

Revenues, page 67

3. We note that you recognize oil and gas revenues under the entitlements method.
    Please tell us how you value imbalances and treat imbalances in computing the
    full-cost ceiling limitation. Please also tell us the amount of oil and gas
    imbalances and how the imbalances are classified in your consolidated balance
    sheets for each period presented. If significant, disclose the amount of
    imbalances in terms of units and value and your treatment of the same in
    computing the full-cost ceiling limitation. Refer to EITF 90-22. In addition, tell
    us whether or not the balancing arrangements meet the definition of a derivative
    under SFAS 133 and the reasons for your conclusion.

4. Please revise to describe how the timing of revenue recognition compares to the
    point at which ownership and risk of loss transfers to the buyer. Refer to Staff
    Accounting Bulletin Topic 13.

Property, Plant and Equipment, page 68

5. With respect to your oil and gas producing activities, please tell us what
    consideration you gave to providing separate disclosure of capitalized costs for
    asset categories (a) through (d) in paragraph 11 of SFAS 19. Refer to paragraph
    18 of SFAS 69.

6. Please expand your capitalization policy related to oil and gas properties to
    disclose that internal costs directly identified with acquisition, exploration and

development activities are capitalized under the full cost method and that capitalized costs do not include any costs related to production, general corporate overhead or similar activities. Refer to Rule 4-10(c)(2) of Regulations S-X.

7. Please expand your accounting policy regarding the full-cost ceiling limitation to explain how you calculate the limitation on capitalized costs and how you treat the cost of investments in unproved properties and major development projects not being amortized and income tax effects related to differences between the book and tax basis of the properties. Refer to Rule 4-10(c)(4) of Regulation S-X. In addition, please disclose the effects of using cash flow hedges in calculating the ceiling limitation and the portion of future oil and gas production being hedged. The dollar amount that would have been charged to income had the effects of the cash flow hedges not been considered in calculating the ceiling limitation should be disclosed. Refer to Staff Accounting Bulletin Topic 12.D.3.b. also.

8. Please disclose how you assess unproved properties for impairment at least annually as required by Rule 4-10(c)(3)(ii)(A)(1) of Regulation S-X.

Depreciation, Depletion and Amortization, page 69

9. Please disclose the total amortization expense per equivalent unit of production for each cost center for each year presented in footnote (1). Refer to Rule 4-10(c)(7)(i) of Regulation S-X.

Stock Options, page 74

10. Please tell us why the amount of cash received from the exercise of stock options exceed the total amount of proceeds from issuance of common stock reflected in the consolidated statements of cash flows for each period presented. A summary of transactions included in the "proceeds from issuance of common stock" line item in the consolidated statements of cash flows and the "common stock issued under stock and benefit plans" line items in the summary of changes in common stock equity in Note E may be useful to our understanding.

Note B – Asset Retirement Obligations, page 76

11. Please disclose how the adoption of SFAS 143 impacts your accounting for oil and gas operations, including how its adoption affected your calculation of the full-cost ceiling limitation and depreciation, depletion and amortization. Refer to Staff Accounting Bulletin Topic 12.D.4.a and 4.b.

Note O – Supplementary Information for Oil and Gas Producing Activities, page 104

12. Please disclose when costs related to unproved properties excluded from capitalized costs being amortized are transferred into the amortization base. Refer to Rule 4-10(c)(3)(ii))(C) of Regulation S-X.

Exhibit 23.3 – Consent of Independent Registered Public Accounting Firm

13. Please amend the filing to include a signed consent from your independent registered public accounting firm.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Branch Chief